UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
————————————————— Form 6-K —————————————————
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2014
Commission File Number: 001-35530
BROOKFIELD RENEWABLE ENERGY
PARTNERS L.P.
(Translation of registrant’s name into English)
————————————————— 73 Front Street, 5th Floor Hamilton HM 12 Bermuda (Address of principal executive offices) —————————————————
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit

99.1	Brookfield Renewable Establishes European Platform and Acquires One of Ireland’s Largest Wind Portfolios

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE ENERGY
PARTNERS, L.P. by its general partner, Brookfield
Renewable Partners Limited

Date: March 25, 2014	By: ‘Jane Sheere’
Name: Jane Sheere
Title: Secretary